December 12, 2012

Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Itron, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 0-22418

Dear Ms. Blye:

This letter is submitted on behalf of Itron, Inc. (“Itron”, “we”, “our”) and responds to the staff’s comment letter of November 29, 2012. For your convenience, we have reproduced the staff’s comments below and have provided our responses accordingly.

1.
You state in your responses to comments 1 and 2 in our letter dated November 1, 2012 that, pursuant to an updated policy on activities involving countries that are subject to U.S. economic and trade sanctions, which became effective on January 1, 2011, your international subsidiaries no longer do business in Iran, Syria, or Sudan. Our comments requested that you provide us with information regarding your contacts with those countries since your January 2009 letters to the staff. Please provide us the information we requested in our comments, for the period between your January 2009 letters and termination of your international subsidiaries’ contacts with Iran, Syria and Sudan. Include information regarding contacts pursuant to any residual contractual obligations or commitments, or any other direct or indirect contacts with those countries, since your 2009 letters.

Since our January 8 and January 24, 2009 letters to the staff (collectively referred to herein as the “2009 Correspondence”) until the present time, Itron, Inc. (including its subsidiaries) has not conducted any business with the Republic of Sudan or Syria.

We would like to clarify our November 21, 2012 letter. It is correct that under our policy our international subsidiaries do not do business with the Republic of Sudan. However, under our policy our international subsidiaries may do business, consistent with U.S. economic sanctions, with the Republic of South Sudan. We had a single transaction in late December 2011, in which Itron France SAS shipped approximately $1,500 (one thousand five hundred dollars) of magnetic card readers to Juba, South Sudan. These card readers are used in our competitors' meters for the transfer of credits in electric prepayment systems. None of these card readers were sourced from the United States.

From the time of the 2009 Correspondence until December 31, 2010, Itron France SAS sold electric meter kits to Sherkate Kontorsazi Iran SKI (“SKI”). The meter kits were assembled in France by Itron

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com

France SAS using no materials or components sourced from the United States. Fourth quarter 2008 sales were $4.8 million. Calendar year 2009 sales were $23.6 million. Calendar year 2010 sales were $9.6 million.

Also, from the time of the 2009 Correspondence until December 31, 2010, Itron Austria GmbH (formerly Actaris GmbH) sold gas meters, gas meter kits and gas regulators to Iranian customers including Gas Souzan. None of the materials used in the products were sourced from the United States. As of January 1, 2011, Itron Austria GmbH ceased providing any materials or services to Gas Souzan under the 2005 license agreement. Fourth quarter 2008 sales were $4.4 million. Calendar year 2009 sales were $8.8 million. Calendar year 2010 sales were $5.7 million.

In quantitative terms, Itron’s sales to customers in Iran are immaterial to Itron’s consolidated financial condition and results of operations:

	Year Ended December 31,				Nine Months Ended
	2008	2009	2010	2011	September 30, 2012
	(in thousands)
Itron Total Sales	$1,909,613	$1,687,447	$2,259,271	$2,434,124	$1,654,843
Itron Sales to Iran	$21,581	$32,440	$15,301	$—	$—
% of Sales to Iran to Total	1.13%	1.92%	0.68%	0.00%	0.00%

In qualitative terms, Itron’s products sold in Iran are designed for use in residential, retail/commercial, and light industrial settings and are used to measure energy usage. The products are not designed for, and to the best of our knowledge, understanding, and belief, are not used for or converted to any military applications. Accordingly, we do not believe that our sales in Iran would materially and adversely impact our reputation or share value.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The foregoing information is accurate to the best of our knowledge, understanding and belief. If you have any questions about this response, please contact Shannon M. Votava, Vice President and General Counsel at (509) 891-3295.

Sincerely,

/s/ Shannon M. Votava
Shannon M. Votava
Vice President and General Counsel

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com